May 20, 2013

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Reynolds,

Re:      Aim Exploration Inc.

Amendment No. 4 on Registration Statement on Form S-1

Filed April 8, 2013

File No. 333-182071

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Consolidated Financial Statements November 30, 2012, page F-12

1.      Please provide updated unaudited interim financial statements for the three and six month periods ended February 28, 2013. See Rule 8-08 of Regulation S-X.

ANSWER:  We have updated our unaudited interim financial statements for the three and six month periods ended February 28, 2013.

Regards,

AIM EXPLORATION INC.

Per. /s/ Gregorio Formoso

Gregorio Formoso

President & CEO

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